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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________August 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Releases: August 7, 2007 (amended); August 8, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

August 7, 2007

Pediment Exploration Ltd. announces $5.55 million unit private placement

VANCOUVER – August 7, 2007 – Pediment Exploration Ltd. (the “Company”) (TSXV: PEZ) is pleased to announce that it has secured agreements in principle to sell by way of a private placement 3,700,000 Units at a price of $1.50 per Unit for gross proceeds of $5.55 million. (the “Offering”).  Each unit will comprise one common share and one-half of one warrant (1,850,000 warrants).  Each whole warrant will be exercisable to acquire one additional common share at a price of $2.00 per share for a period of 18 months from the closing. In connection with the Offering, the Company will pay a cash finder’s fee equal to 7.0% of the aggregate gross Offering proceeds and will issue 240,000 finder incentive warrants. Each such finder incentive warrant will be issued to a registered dealer and will be exercisable to acquire one common share at a price of $2.05 per share for a period of 18 months from the closing.  The completion of the Offering is subject to the acceptance of the TSX Venture Exchange.

Company management expects that the net proceeds of the Offering will be applied to further the Company’s San Antonio gold exploration project in Baja California Sur, Mexico, and for future property acquisitions and general corporate purposes.

Gary Freeman

President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

_____________________________________________________________________________

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2

Phone:      604-682-4418

Facsimile:  604-669-0384

August 8, 2007

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES

OR TO U.S. NEWS AGENCIES

PEDIMENT EXPLORATION LTD.

NNOUNCES INCREASE IN UNIT PRIVATE PLACEMENT TO $6.0 MILLION

VANCOUVER – August 8, 2007 – Pediment Exploration Ltd. (the “Company”) (TSXV: PEZ) is pleased to announce that it is increases the amount of its private placement first announced on August 7, to from 3.7 to 4.0 million Units.  The Units remain at a price of $1.50 per Unit for gross proceeds of $6.0 million. (the “Offering”).  Each unit will comprise one common share and one-half of one warrant (2.0 million warrants).  Each whole warrant will be exercisable to acquire one additional common share at a price of $2.00 per share for a period of 18 months from the closing.  In connection with the Offering, the Company will pay a cash finder’s fee equal to 7.0% of the aggregate gross Offering proceeds and will issue 240,000 finder incentive warrants.  Each such finder incentive warrant will be issued to a registered dealer and will be exercisable to acquire one common share at a price of $2.05 per share for a period of 18 months from the closing. The completion of the Offering is subject to the acceptance of the TSX Venture Exchange.

Company management expects that the net proceeds of the Offering will be applied to further the Company’s San Antonia gold exploration project in Baja Mexico, and for future property acquisitions and general corporate purposes.

Forward-looking Statements

This material change report contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Forward-looking statements in this news release include statements relating to the use of the financing proceeds.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the volatility of metals prices, company operations being adversely affected by weather conditions, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators.

Gary Freeman_________________________

President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: August 9, 2007            By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director